March 28, 2011

Division of Corporation Finance
U.S. Securities & Exchange Commission

John Reynolds

Assistant Director

100 F. Street, NE
Washington, D.C.  20549

Re:                             Animal Health International, Inc.

Form 10-K

Filed September 10, 2010

File No. 001-33273

Dear Mr. Reynolds,

This communication is in response to your staff’s letter to Animal Health International, Inc. (“the Company” or “AHII”) dated March 11, 2011.  We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see our responses following each of your original comments in bold type below:

Form 10-K for Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis

Results of Operations, page 30

1.                                       Please provide us with and confirm in future Exchange Act filings you will revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. quantify the change in sales attributed to new customers versus existing customers, quantify the decline in gross profit attributed to changes in manufacturer rebates, etc.). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

We confirm that in future Exchange Act filings we will describe and quantify underlying material activities that generate income statement variances between periods.

For the fiscal year ended June 30, 2010 as compared to the fiscal year ended June 30, 2009, sales attributable to the addition of new customers totaled $22.9 million with sales attributable to existing customers declining by $20.9 million primarily as a result of lower spending during the first half of the year by production animal customers whose profits had been constrained by fluctuating commodity prices and the general economic slowdown.  The decrease in gross profit resulted from the decline in sales in the first half of the year combined with lower gross profit margins driven by a $1.4 million decline in manufacturer rebates.

For the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008, sales attributable to the addition of new customers totaled $26.1 million with sales attributable to existing customers declining by $87.9 million primarily as a result of lower spending by production animal customers whose profits had been constrained by fluctuating commodity prices and the general economic slowdown.  This net decline in sales was partially offset by $12.2 million of incremental sales from the acquisition of Kane Veterinary Supplies, Ltd. in the second quarter of fiscal 2008.  The decrease in gross profit resulted from the decline in sales combined with lower gross profit margins driven by a $17.2 million decline in manufacturer rebates.

Item 15. Exhibits and Financial Statement Schedules

2.                                       We note that you have not included all of the exhibits or schedules to Exhibits 10.1, 10.2,  10.3, 10.4, 10.5, 10.6, 10.7, and 10.17. We also note that you have not included all of the exhibits or schedules to Exhibits 10.1 and 10.2 to the Form 10-Q filed November 15,  2010 and to Exhibit 1.1 to Form 8-K filed on April 7, 2008. Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

We confirm that we will file a complete copy of these exhibits with our next Exchange Act periodic report.

Financial Statements

General

3.                                       During your quarterly earnings conference calls, we noted various discussions of revenues and profit margins related to your various business lines (i.e. veterinary, beef,  dairy, etc.). Please tell us whether such business lines represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In this connection, please expand

Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

FASB ASC Topic 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics:

a.               It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.               Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.               Its discrete financial information is available.

Item a. above is not applicable for various business lines (i.e. veterinary, beef, dairy etc.)  as the Company does not do business in this way. The Company’s primary business activity is the sale and distribution of animal health products, supplies, services and technology through our sales locations, each of which could sell to multiple customer types.  The Company’s chief decision maker reviews the financial information of the sales locations.

Item b. above is not applicable because the Company’s reporting of revenues and direct cost of product sold is aligned by its sales location, not by its customer type (i.e. beef, dairy, poultry, swine, dealer, vet and companion).  For customer types, we can only obtain accurate revenue information and no other financial information is relied upon by management.  For example, manufacturer rebates are usually neither species nor customer specific, and as such cannot be aligned with business line information. The customer revenue information discussed on our quarterly earnings calls serves to show financial statement users trends and factors relating to our markets, which are all in one segment.  Our responsibility-based reporting would not add value if disclosed to any analyst or investor.

Item c. above is not applicable because as discussed in item b. above, discrete financial information is not available for different customer types.

As we have financial information for our sales locations that have similar economic characteristics, we assessed the aggregation criteria for operating segments outlined in FASB ASC Topic 280-10-50-11, which allows for aggregation as all of the following characteristics of the sales locations are similar:

•                  The nature of their products and services

•                  The nature of their production processes (not applicable for AHII)

•                  The types or class of their customers for their products or services

•                  The methods used to distribute their products or provide their services

•                  The nature of their regulatory environment

We submit the following about AHII’s reporting structure to add more clarity to our reporting and management structure:

Individual business units are established for each field location.  These field locations or divisions are managed by one or more operational and sales personnel who may manage just this one, or multiple divisions.  Each division serves customers in a variety of business lines or animal industries (beef, dairy, poultry, swine, dealer, vet, and companion) with certain divisions more focused on one distinct type of customer.  Each division is a part of a larger “Group”.    Currently, we have three total groups that are managed by three Group Presidents.  We often discuss sales by customer type in conference calls with analysts but this is measured only at the sales level. There is no income statement by customer type that is used for decision making purposes and no financial statements are prepared and provided to the chief operating decision maker at the group level.

As such, the nature of our divisions and groups does not result in delineation between the nature of their products and services at the divisions or groups, nor is there clear delineation between the types of customers served.  The Company has only a small number of primary vendors, which they buy from, and locations generally sell the same products.  All divisions and groups ship product to customers though the sales reps, via company truck or via third party carrier.  As such, there it limited delineation of their distribution methods.  Also, the composition of groups has changed year-to-year (i.e. — shift of divisions to another group, shifting/consolidation of an entire group, elimination of Group Presidents, etc…), rendering the comparability of the groups between years inconsistent.  Lastly, the nature of their regulatory environments differs minimally between divisions and groups.

In conclusion, we do not have segments by customer type (business line), and all of our sales locations meet the criteria for aggregation as discussed above.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(c) Cost of Direct Products Sold, page F-8

4.                                       Based on your disclosure on page 30, we note that you classify some of your distribution network costs in selling, general, and administrative expenses and salaries, wages, commissions, and related benefits. In order to enhance an investor’s understanding of these expenses, please provide us with and confirm in future Exchange Act filings you will disclose the amount incurred in each year for which financial statements are presented.

Most of our divisions employ personnel who perform a variety of functions including sales, receiving, shipping, and management. Isolating the costs related solely to the “distribution network” is not possible as we do not track the time our division personnel spend on specific job functions. As such, the disclosure of distribution network costs has not been included in past Exchange Act filings and is not available to be disclosed in future Exchange Act filings.

(b) Revenue Recognition, page F-8

5.                                       We note from your disclosure under Consultative Services on page 3 that you generate revenue from the sale of certain software and equipment. Please provide us with and confirm in future Exchange Act filings you will revise your disclosure to state your accounting policy for recognizing revenue related to the sale this software and equipment, if material.

The sale of equipment and software ($365,000 for the year ended June 30, 2010) is not material and is not expected to be material in the future. We confirm that if material, we will revise our disclosures in future Exchange Act filings to include a disclosure that states our accounting policy for recognizing revenue related to the sale of software and equipment.

(3) Correction of Error in 2009 Consolidated Financial Statements, page F-13

6.                                       It appears from your disclosure that during the quarter ended June 30, 2010 you identified a $9.8 million error in accounts payable that occurred in 2005. We note from your disclosure that you concluded recording the error in June 2010 would materially misstate the financial statements. Based on this assessment, you recorded an adjustment to correct the error in the June 2009 financial statements as you believe the error did not result in a material misstatement to any prior periods and did not warrant a restatement. Please provide us with your detailed analysis of how you assessed the materiality of these errors on the current fiscal year and prior years in accordance with SAB 99 and SAB 108,  particularly considering the fact that the $9.8 million charge represented approximately 36% of your 2009 net loss and revised your loss per share from $1.12 to $1.52, a change of $0.40.

The Correction

The correction of the error required the Company to increase its recorded accounts payable balance by $9.8 million.  The Company was acquired in 2005, and all assets and liabilities were revalued at that time. Because this error has been in the accounting records since 1997, the goodwill recorded in 2005 in connection with the valuation at the time of the change of control would have been $9.8 million higher.

In 2009 the Company determined that its recorded balance of goodwill was impaired, which resulted in a $25.2 million charge for goodwill impairment in the income statement and there were no other periods from 2005 to 2009 where an impairment required a step two analysis. If accounts payable had been recorded properly in 1997, the amount recorded as goodwill in 2005 would have been $9.8 million greater and the impairment charge taken in 2009 would have been $9.8 million higher. Based on the goodwill impairment analysis performed by the Company in the years 2006 to 2008, if the additional goodwill was recorded in 2005, the Company would not have been required to perform the second step of the goodwill impairment analysis in the years 2006 to 2008.  Therefore, 2009 is the only prior year in which the Company’s statement of operations would have been affected.

The decision to correct Fiscal 2009 in this year’s Fiscal 2010 10-K and whether to amend a previously filed 10-K was based on the Company’s materiality assessment as follows:

Financial Materiality Considerations

	2009	2009	2010	2010
	before adjustment	after adjustment	before adjustment	after adjustment

Income (loss) before income taxes	(27,862)	(37,664)	2,038	(7,764)

Adjusted EBITDA	17,497	17,497	21,869	21,869
Earnings (loss) per share (basic and diluted)	(1.12)	(1.52)	0.05	(0.35)

Current liabilities	103,801	113,603	214,133	223,935

Working capital (excl. current debt)	76,687	66,885	100,045	90,243

Equity	70,381	60,579	76,266	66,464

SAB 99 Quantitative Considerations

On the surface $9.8 million is a large amount; however, if seen from the view point of the analyst or investor, it has no bearing on their investment decision based on market observations and discussions by management with analysts and investors.  On the balance sheet, the adjustment to accounts payable would change the current ratio at June 2009 from 1.67x to 1.53x. A comparison to other publically reporting companies which are in the same industry segment as the Company includes MWI Veterinary Supply, Inc. at 1.83x and Professional Veterinary Products, Ltd. at 1.40x. Both the before and after adjustment ratios are within the range set by these two companies. The ratio of accounts payable to total liabilities at June 30, 2009 is 34% and 36%, before and after the correction, respectively. The Company believes that the change in these ratios due to the correction to accounts payable is minimal, and the Company does not believe that investors or analysts consider these ratios as key financial indicators in their investment decisions. Analyst and other institutional investors use leverage as the key indicator of indebtedness. Leverage is based on funded bank debt and does not include accounts payable. Leverage is defined as bank debt divided by Adjusted EBITDA as defined in the agreement and therefore is not impacted by the correction.

In June 2009, the Company recorded a $25.2 million goodwill impairment. Prior to the fourth quarter 2009 earnings release, the stock was trading at approximately $2.00 per share, which would yield a market cap of less than $50 million, yet the equity on the balance sheet prior to the impairment was over $100 million. Any impairment adjustment between the market cap and the balance of equity would not have been a surprise to the analysts that report on the stock. This impairment of $25.2 million was excluded by analysts and investors when determining profitability or valuation as discussed above. The average stock price for the five trading days before the fourth quarter 2009 earnings release that included the impairment charge was $2.00. The average stock price after the fourth quarter 2009 earnings release and before the first quarter 2010 release was $2.24. The stock peaked at $2.85 on October 15th, six weeks after the earnings release.

SAB 108 Considerations

Management concluded that correction of the error in 2010 would be material to the 2010 financial statements as the Company’s analysis of goodwill impairment in 2010 did not indicate any impairment and recording an impairment charge in 2010 would incorrectly indicate that the Company has a continuing situation of overstatement of goodwill while in fact the fair value of the entity has a significant excess over its carry value. Additionally, the positive earnings of the Company as a result of partial recovery of the economy and other measures taken by management to restore the Company to profitability would be changed to a loss if the impairment charge was recorded in 2010.

The misstatement does not change income to a loss in 2009 as the $25.2 million impairment of goodwill recorded in 2009 already created a significant loss before this additional impairment. EPS for the five years ending June 30 from 2006 through 2010 has been $0.43, $(13.01), $0.46, $(1.12), and $0.09, which demonstrates that there is no trend in EPS.  This adjustment would decrease EPS for 2009 by $0.40, from $(1.12) to $(1.52).

Based on all of the above, we believe the most significant materiality factor denoted above, is changing pre-tax income to a loss in 2010; therefore the adjustment should be recorded in prior period financial statements. As it relates to 2009, as discussed below, the Company believes the error is not quantitatively or qualitatively material; therefore, as permitted by SAB 108, the Company concluded that the error correction could be made to the 2009 financial statements in the filing of the 2010 Form 10-K, and the 2009 10-K would not require amendment.

SAB 99 — Quantitative and Qualitative Analysis — 2009 Year

In determining the materiality of the correction of the error, the Company used the factors described in Staff Accounting Bulletin No. 99 (“SAB 99”) regarding quantitative and qualitative characteristic, as well as additional factors considered relevant to the analysis by the Company. The Company also used SAB 108 to determine whether the correction of this error would be material to the FY 2010 financial statements.

The accounting literature states that financial management must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. An assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. The Company believes that the error is not qualitatively material. Key factors to the Company in reaching this conclusion include:

SAB 99 Qualitative Considerations	Animal Health International, Inc.’s application to the error at issue.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The error at issue occurred in 1997 when the companies ERP software was originally installed. It is not practicable to determine the nature of the problem or whether it was a precise measurement or estimate when it occurred in 1997.

Whether the misstatement mask a change in earnings or other trends. Whether the misstatement hides a failure to meet analysts’ consensus expectations.

The error occurred prior to our IPO in January 2007. The correction in 2009 increased the goodwill impairment recorded in June 2009. The Company and analysts focus on EBITDA, Adjusted EBITDA, cash EPS, and adjusted EPS in evaluating the Company’s performance. Discussion by management with analysts and investors indicated that this impairment of $25.2 million in 2009 was excluded when they determined profitability or valuation. The average stock price for the five trading days before the fourth quarter 2009 earnings release that included the impairment charge was $2.00. The average stock price after the fourth quarter 2009 earnings release and before the first quarter 2010 release was $2.24. The stock peaked at $2.85 on October 15th, six weeks after the earnings release.

Whether the misstatement changes income to loss or vice versa.	The error did not change income to loss or vice versa. This adjustment decreased GAAP EPS for 2009 by $0.40, from $(1.12) to $(1.52).

Whether the misstatement concerns a segment identified as playing a significant role in operations or profitability.	The error does not concern a segment identified as playing a significant role in operations or profitability.

Whether the misstatement affects compliance with regulatory requirements.	The Company has no regulatory requirements that would be/have been impacted by the correction.

Whether the misstatement affects compliance with loan covenants or other contractual requirements.

Our covenants include fixed charge ratio and capital expenditures. The fixed charge ratio is Adjusted EBITDA less capital expenditures and cash taxes paid divided by interest and principal payments. It was not affected by the error correction adjustment recorded in 2009. Our bank loans are priced on leverage multiples and are not affected by the adjustment. Also there is an excess cash flow calculation that is not affected.

Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	Management bonuses are based on Adjusted EBITDA and not affected by the error or the correction.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement did not conceal an unlawful transaction.

Whether the misstatement affects cash flow.	The adjustment is non-cash and one-time only. It will have no impact on future operations or financial results.

Conclusion

The Company has concluded that the error identified during the preparation of the FY2010 financial statements was not qualitatively material to the 2009 financial statements and did not result in material misstatements to the Company’s prior financial statements, and that no amendment of the Company’s prior 10-K filings is necessary. Therefore, the Company recorded this correction as a $9.8 million increase to accounts payable in FY2009, together with a $9.8 million increase to the impairment charge taken in FY2009.   As permitted by SAB 108, the Company made these revisions in the FY2009 financial statements presented in the 2010 Form 10-K, together with a footnote to such financial statements describing the revisions that have been made to address this error and correction since the Company concluded the error was not material based on the analysis provided herein.

Form 8-K filed September 9, 2010

Exhibit 99.1 — Press Release

7.                                       We note in your press release that you disclosed two different definitions of EBITDA,  one under your analysis for the three months ended June 30, 2010 and the other under the Use of Non-GAAP Measures section. It also appears that your calculation of this EBITDA amount is consistent with the Adjusted EBITDA presentation on page 27 of your most recent Form 10-K. Please note that your current description herein of this non-  GAAP measure as “EBITDA” is inappropriate as EBITDA (i.e. earnings before interest,  taxes, depreciation and amortization) is also adjusted for goodwill impairment and other items. As such, please confirm in future Exchange Act filings you will revise to appropriately present this amount as Adjusted EBITDA or some other description that clearly distinguishes this amount from EBITDA.

We confirm that in future Exchange Act filings we will revise to appropriately present this amount as Adjusted EBITDA as further evidenced by the fact that our Form 8-K filed November 15, 2010 and our Form 8-K filed February 8, 2011 appropriately presented this amount as Adjusted EBITDA.

Please let me know if you have any additional comments or questions.

Sincerely,

/s/ William F. Lacey

William F. Lacey
Senior Vice President and Chief Financial Officer